Exhibit 12.1

Alesco Financial Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	For the Year Ended December 31, 2007		For the Period from January 31, 2006 through December 31, 2006
Pre-tax income (loss) from continuing operations	$(1,258,992)		$22,797
Add back fixed charges:
Minority interest	19,734		7,625
Interest expense	627,635		188,121

Earnings before fixed charges	(611,623)		218,543
Fixed charges
Interest expense	627,635		188,121

Subtotal	$627,635		$188,121
Ratio of earnings to fixed charges	(1.0	)x	1.2x